Exhibit 99.1

News Release

HARVEST ENERGY TRUST ANNOUNCES OFFER TO
PURCHASE OUTSTANDING DEBENTURES AND SENIOR NOTES
AND CONFIRMS DIRECTORS AND EXECUTIVE MANAGEMENT

Calgary, Alberta – January 20, 2010 – Harvest Energy Trust ("Harvest") (TSX:HTE.DB.B, HTE.DB.D, HTE.DB.E, HTE.DB.F and HTE.DB.G) and its wholly-owned subsidiary, Harvest Operations Corp. ("HOC"), announce that offers to purchase all outstanding convertible debentures of Harvest and all outstanding 7 7/8% senior notes of HOC for cash consideration equal to 101% of the principal amount thereof plus accrued and unpaid interest have been made in accordance with the indentures pursuant to which the debentures and senior notes were issued. The offers follow completion of the previously announced plan of arrangement involving Korea National Oil Corporation ("KNOC") pursuant to which KNOC's Canadian subsidiary, KNOC Canada Ltd., acquired all of the issued and outstanding trust units of Harvest, which constituted a "change of control" for purposes of the debentures and senior notes. Formal notices have been delivered to the respective trustees under the indentures.

As the outstanding debentures and senior notes are issued in book-entry only form, holders of debentures or senior notes who wish to accept a repurchase offer must contact the investment dealer, stockbroker, financial institution or other nominee through which they hold their debentures or senior notes and instruct such nominee to accept the offer on their behalf. Holders should also confirm with the nominee any deadlines by which the holder must provide acceptance instructions in order for the nominee to cause the offer to be accepted on the holder's behalf before its expiry.

The expiry date of each offer is as follows:

Series	Trading Symbol	Expiry Date

6.50% Debentures due 2010	TSX: HTE.DB.B	March 4, 2010
6.40% Debentures due 2012	TSX: HTE.DB.D	February 11, 2010
7.25% Debentures due 2013	TSX: HTE.DB.E	March 4, 2010
7.25% Debentures due 2014	TSX: HTE.DB.F	February 25, 2010
7.50% Debentures due 2015	TSX: HTE.DB.G	February 25, 2010
7 7/8% Senior Notes due 2011	N/A	February 16, 2010

In the case of the debenture offers, the interest component of the purchase price will be the unpaid interest amount accrued to, but excluding, the expiry date. In the case of the senior note offer, the interest component of the purchase price will be the unpaid interest amount accrued to, but excluding, the payment date of February 19, 2010.

Copies of the Notices of Change of Control and Offers to Purchase in respect of the debentures have been filed on SEDAR at www.sedar.com and are also available on the Harvest website at www.harvestenergy.ca.

Harvest is also pleased to confirm the board of directors and management of HOC, which continues to serve as the administrator of Harvest. The current directors of HOC are Dr. Seong-Hoon Kim (Chairman), Director and Senior Executive Vice President of KNOC, Hong-Guen Im and Chang Koo Kang, each of whom is also an executive officer of KNOC, John Zahary, who continues to serve as President and Chief Executive Officer of HOC, and independent board members Dennis Balderston, William Friley Jr., Richard Harris and William Robertson.

PRESS RELEASE	Page 2 of 2

Management of HOC is led by John Zahary (President and Chief Executive Officer), Kyungluck Sohn (Chief Financial Officer), Rob Morgan (Chief Operating Officer, Upstream), Brad Aldrich (Chief Operating Officer, Downstream) and Jongwoo Kim (VP, Business Planning and Corporate Secretary). Remaining management is substantially unchanged since completion of KNOC's acquisition of Harvest.

Harvest, a wholly-owned subsidiary of KNOC, is a significant operator in Canada’s energy industry offering unitholders exposure to an integrated structure with upstream (exploration, development and production of crude oil and natural gas) and downstream (refining and marketing of distillate, gasoline and fuel oil) segments. Our upstream oil and gas production is weighted approximately 70% to crude oil and liquids and 30% to natural gas, and is complemented by our long-life refining and marketing business. Harvest's outstanding debentures are traded on the TSX under the symbols "HTE.DB.B", "HTE.DB.D", "HTE.DB.E", "HTE.DB.F" and "HTE.DB.G".

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources. KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable, and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

ADVISORY

Certain information in this press release contains forward-looking information that involves risk and uncertainty. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as "may", "will", "should", "anticipate", "expects" and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Investor & Media Contacts:

John Zahary, President & CEO
Jason Crumley, Manager, Investor Relations

Corporate Head Office:
Harvest Energy
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4
Phone: (403) 265-1178
Toll Free Investor Mailbox: (866) 666-1178
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca